THE MARION BANK

ANNUAL REPORT 2003

OSB
OHIO STATE BANCSHARES INC



OHIO STATE BANCSHARES, INC.
Marion, Ohio

ANNUAL REPORT
December 31, 2003

OHIO STATE BANCSHARES, INC.

ANNUAL REPORT
December 31, 2003

TABLE OF CONTENTS

OHIO STATE BANCSHARES

FROM THE PRESIDENT:

We have come to the end of another busy year. Total Corporation assets have went from $73 million at the end of 2000 to $111 million at the end of 2003, which represents an average annual growth rate just shy of 15%. As shareholders, we have also benefited. According to quotes provided by Community Banc Investments, our bid price was $55 per share at the end of 2000 and has grown to $77 at year-end 2003. This represents a 3-year annual appreciation of 11.9%.

It was only 2 years ago when we expanded and renovated our main office. As many of you have noticed, we finished 2003 again with the sounds of power tools. In the second quarter of 2004, we will complete a renovation of the second floor of our main office. This will add approximately 6,000 square feet of new space. Not only will this expansion give us more elbow room, it will add to the aesthetic value of the building inside and out. We are very proud of this old building and believe that it is a center piece for the type of business that should and does inhabit our downtown.

I am very optimistic and aggressive about this Corporation's future. In 2004, we will continue our commitment to growth and exposure. In the next few months, look for a useful link for shareholders at our website, www.themarionbank.com. Here you will find useful information including quarterly earnings reports, current and past annual reports and dividend announcements.

As always, if you have concerns, questions or just want to chat, my door is always open, and I look forward to seeing you soon.

Sincerely,

Gary E. Pendleton
President/CEO

111 South Main ◦ Marion, Ohio ◦ (740) 387-2265

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

As of or for the years ending December 31, (Dollars in 000's except per share data)

	2003	2002	2001	2000	1999
STATEMENT OF OPERATIONS DATA					
Total interest income	$ 6,202	$ 6,369	$ 6,148	$ 5,631	$ 5,083
Total interest expense	2,133	2,322	2,924	2,661	2,252
Net interest income	4,069	4,047	3,224	2,970	2,831
Provision for loan losses	412	435	336	365	446
Net interest income after provision for loan losses	3,657	3,612	2,888	2,605	2,385
Noninterest income	783	724	598	294	298
Noninterest expense	3,317	2,882	2,582	2,484	2,085
Income tax expense	266	414	251	86	138
Cumulative effect of accounting changes	--	--	--	--	24
Net income	$ 857	$ 1,040	$ 653	$ 329	$ 436
PER SHARE DATA:					
Basic and diluted earnings per common share	$ 4.51	$ 6.53	$ 4.47	$ 2.26	$ 3.10
Book value per share at year-end	57.16	53.78	42.57	37.89	34.37
Cash dividends per share	0.80	0.60	0.60	0.60	0.50
Number of shares used in earnings per share calculations	190,000	159,273	146,000	146,000	140,799
BALANCE SHEET DATA:					
Total assets	$ 110,862	$ 104,733	$ 91,407	$ 73,040	$ 69,107
Total securities	27,020	32,464	21,918	14,063	15,372
Total net loans	75,358	60,545	57,493	52,167	48,478
Allowance for loan losses	844	793	714	610	507
Total deposits	87,007	84,889	81,787	66,946	62,731
Borrowings	12,268	8,928	2,837	--	1,000
Shareholders' equity	10,860	10,219	6,215	5,532	5,017
OPERATING RATIOS:					
Total net loans to total deposits	86.61%	71.32%	70.30%	77.92%	77.28%
Total shareholders' equity to total assets	9.80	9.76	6.80	7.57	7.26
Average shareholders' equity to average assets	9.74	8.01	7.36	7.48	7.18
Return on average equity	8.14	13.49	10.99	6.28	9.18
Return on average assets	0.79	1.08	0.81	0.47	0.66
Dividend payout ratio	17.75	9.69	13.41	26.60	16.73
Total interest expense to interest income	34.40	36.46	47.55	47.26	44.30
Allowance for loan losses to total loans	1.11	1.29	1.23	1.16	1.03
Average assets	$ 108,027	$ 96,248	$ 80,744	$ 70,108	$ 66,125
Average shareholders' equity	10,517	7,707	5,942	5,244	4,748

Averages used herein, unless indicated otherwise, are based on daily averages.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Ohio State Bancshares, Inc.
Marion, Ohio

We have audited the accompanying consolidated balance sheets of Ohio State Bancshares, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio State Bancshares, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 26, 2004

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and due from financial institutions	$ 3,090,640	$ 3,636,558
Interest-earning demand deposits	704,650	2,135,048
Federal funds sold	--	1,661,000
Cash and cash equivalents	3,795,290	7,432,606
Interest-earning deposits	486,447	866,270
Securities available for sale	27,019,911	26,671,576
Securities held to maturity (fair value 2002 - $6,016,890)	--	5,792,660
Loans, net	75,357,763	60,544,867
Premises and equipment, net	1,720,562	1,358,832
Accrued interest receivable	523,737	607,688
Other real estate owned	188,649	--
Other assets	1,769,813	1,458,422
	$ 110,862,172	$ 104,732,921
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 8,420,635	$ 6,813,332
Interest-bearing	78,586,417	78,076,143
Total	87,007,052	84,889,475
Federal funds purchased	1,248,000	--
Borrowings	11,019,597	8,928,208
Accrued interest payable	121,517	123,714
Other liabilities	605,856	572,438
Total liabilities	100,002,022	94,513,835
Shareholders' equity		
Common stock, $10.00 par value, 500,000 shares authorized; 190,000 shares issued and outstanding	1,900,000	1,900,000
Additional paid-in capital	5,045,227	5,045,227
Retained earnings	3,702,038	2,997,492
Accumulated other comprehensive income	212,885	276,367
Total shareholders' equity	10,860,150	10,219,086
	$ 110,862,172	$ 104,732,921

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003 and 2002

	2003	2002
Interest and dividend income		
Loans, including fees	$ 4,992,005	$ 4,970,278
Taxable securities	817,432	1,071,461
Nontaxable securities	322,514	255,841
Federal funds sold and other	69,840	71,799
Total interest and dividend income	6,201,791	6,369,379
Interest expense		
Deposits	1,780,404	2,075,345
Other borrowings	352,863	246,890
Total interest expense	2,133,267	2,322,235
Net interest income	4,068,524	4,047,144
Provision for loan losses	412,000	435,000
Net interest income after provision for loan losses	3,656,524	3,612,144
Noninterest income		
Fees for customer services	596,336	581,133
Net gains on sales or calls of securities	116,012	75,615
Other	70,529	66,907
Total noninterest income	782,877	723,655
Noninterest expense		
Salaries and employee benefits	1,713,026	1,389,848
Occupancy and equipment	578,655	516,543
Professional fees	118,874	139,914
Office supplies	148,302	126,812
Loan collection and repossessions	139,608	106,872
Advertising and public relations	85,522	93,919
Taxes, other than income	100,002	85,893
Credit card processing	87,825	82,525
Director expenses	52,554	51,513
Other	292,151	287,767
Total noninterest expense	3,316,519	2,881,606
Income before income taxes	1,122,882	1,454,193
Income tax expense	266,336	414,328
Net income	$ 856,546	$ 1,039,865
Basic and diluted earnings per share	$ 4.51	$ 6.53
Weighted average shares outstanding	190,000	159,273

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2002	$ 1,460,000	$ 2,652,709	$ 2,058,427	$ 43,873	$ 6,215,009
Comprehensive income:					
Net income			1,039,865		1,039,865
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects				232,494	232,494
Total comprehensive income					1,272,359
Proceeds from sale of 44,000 shares of common stock	440,000	2,528,965			2,968,965
Offering costs, including broker commissions		(136,447)			(136,447)
Cash dividends declared ($0.60 per share)			(100,800)		(100,800)
Balance, December 31, 2002	1,900,000	5,045,227	2,997,492	276,367	10,219,086
Comprehensive income:					
Net income			856,546		856,546
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects				(115,936)	(115,936)
Cumulative effect of securities transferred from held to maturity to available for sale, net of tax				52,454	52,454
Total comprehensive income					793,064
Cash dividends declared ($0.80 per share)			(152,000)		(152,000)
Balance, December 31, 2003	$ 1,900,000	$ 5,045,227	$ 3,702,038	$ 212,885	$10,860,150

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income	$ 856,546	$ 1,039,865
Adjustment to reconcile net income to net cash from operating activities:		
Depreciation and amortization	233,419	211,712
Net amortization of securities	161,281	60,127
Provision for loan losses	412,000	435,000
Deferred taxes	(99,136)	(90,992)
Net realized gains on sales of securities	(116,012)	(75,615)
Federal Home Loan Bank stock dividends	(20,100)	(14,000)
Increase in cash surrender value of bank owned life insurance	(54,619)	(47,880)
Change in deferred loan costs	50,723	9,921
Change in accrued interest receivable	83,951	(81,006)
Change in accrued interest payable	(2,197)	(109,828)
Change in other assets and other liabilities	28,877	299,510
Net cash from operating activities	1,534,733	1,636,814
Cash flows from investing activities		
Securities available for sale		
Sales	4,857,348	3,720,728
Maturities, payments and calls	23,025,923	6,498,606
Purchases	(20,178,569)	(18,771,267)
Securities held to maturity		
Maturities and calls	485,000	202,000
Purchases	(2,887,925)	(1,835,377)
Loan originations and payments, net	(15,554,659)	(3,620,017)
Purchases of premises and equipment	(595,149)	(100,984)
Maturities of certificates of deposit	401,016	--
Purchase of certificate of deposit	--	(396,105)
Purchase of bank owned life insurance	(30,000)	(30,000)
Net cash from investing activities	(10,477,015)	(14,332,416)
Cash flows from financing activities		
Net changes in deposits	2,117,577	3,102,849
Proceeds from advance of long-term borrowings	2,500,000	8,900,000
Principle repayments of long-term borrowings	(408,611)	(2,308,755)
Net change in federal funds purchased	1,248,000	--
Net changes in short-term borrowings	--	(500,000)
Cash dividends paid	(152,000)	(100,800)
Proceeds from sale of stock, net of offering costs	--	2,832,518
Net cash from financing activities	5,304,966	11,925,812
Net change in cash and cash equivalents	(3,637,316)	(769,790)
Beginning cash and cash equivalents	7,432,606	8,202,396
Ending cash and cash equivalents	$ 3,795,290	$ 7,432,606
Supplemental cash flow information:		
Interest paid	$ 2,135,464	$ 2,432,063
Income taxes paid	728,000	242,343
Supplemental noncash disclosures:		
Transfers from loans to other real estate owned and repossessions	$ 279,040	$ 123,620
Transfer of securities from held to maturity to available for sale	8,201,627	--

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Ohio State Bancshares, Inc. ("OSB") and its wholly-owned subsidiary, The Marion Bank ("Bank"), together referred to as the Corporation. Intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: The Corporation provides financial services through its main and branch office in Marion, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair values of financial instruments and the status of contingencies are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash, deposits with other financial institutions with maturities under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Debt securities are classified as available for sale and carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as FHLB stock are carried at cost. To aid in liquidity and risk management, the Corporation reclassified all securities from held to maturity to available for sale on August 31, 2003. Securities with a carrying value of $8,201,627 and unrealized gains of $79,475 were reclassified. The Corporation's equity increased $52,454, net of tax effects, as a result of the transfer. Management expects that all securities purchased in the future will be classified as available for sale.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan costs and the allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan costs over the loan term. Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for a loan placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are generally expensed. Some costs will be capitalized to foreclosed assets if these costs have future benefits and increase the fair value of the asset.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 1 to 10 years.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Off-Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans, issued to meet customer financing needs. The face amounts for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is not currently applicable since the Corporation has no potentially dilutive common shares.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the amount of dividends paid by the Bank to OSB or by OSB to shareholders. These restrictions pose no practical limit on the ability of the Bank or OSB to pay dividends at historical levels.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the financial statements.

Restrictions on Cash: The Corporation was required to have $316,000 and $269,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2003 and 2002. These balances do not earn interest.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of shareholders' equity.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Adoption of New Accounting Standards: During 2003, the Corporation adopted the Financial Accounting Standards Board ("FASB") Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Corporation's operating results or financial condition.

Reclassifications: Certain reclassifications have been made to the 2002 financial statements to be comparable to the 2003 presentation.

(Continued)

NOTE 2 - SECURITIES

Year-end securities are as follows.

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury	$ 100,751	$ 6,890	$ --	$ 107,641
U.S. government and federal agencies	8,685,708	85,679	(78,782)	8,692,605
Mortgage-backed	7,195,484	57,066	(9,443)	7,243,107
State and municipal	8,835,518	287,454	(32,639)	9,090,333
Corporate	1,365,857	6,328	--	1,372,185
Total debt securities	26,183,318	443,417	(120,864)	26,505,871
Other securities	514,040	--	--	514,040
Total	$ 26,697,358	$ 443,417	$ (120,864)	$ 27,019,911

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury	$ 100,831	$ 7,674	$ --	$ 108,505
U.S. government and federal agencies	7,976,371	189,449	(725)	8,165,095
Mortgage-backed	16,228,816	235,214	(5,041)	16,458,989
Corporate	1,452,881	115	(7,949)	1,445,047
Total debt securities	25,758,899	432,452	(13,715)	26,177,636
Other securities	493,940	--	--	493,940
Total	$ 26,252,839	$ 432,452	$ (13,715)	$ 26,671,576
	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity				
State and municipal	$ 5,792,660	$ 232,171	$ (7,941)	$ 6,016,890

Sales of available for sale securities were as follows:

	2003	2002
Proceeds	$ 4,857,348	$ 3,720,728
Gross gains	123,708	65,655
Gross losses	(8,766)	(6,624)
Gross gains from calls	1,070	16,584

(Continued)

NOTE 2 – SECURITIES (Continued)

The fair values of securities at year-end 2003, by expected maturity are shown below. Actual maturities may differ from expected maturities because certain borrowers may have the right to call or repay obligations without penalty.

	Fair Value
Due in one year or less	$ 3,849,897
Due from one to five years	11,572,894
Due from five to ten years	7,904,919
Due after ten years	3,178,161
Other securities	514,040
	$ 27,019,911

Securities with carrying values of $11,761,000 and $9,707,000 at December 31, 2003 and 2002 were pledged to secure public deposits and for other purposes.

Securities with unrealized losses at year end 2003 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government and federal agency	$ 4,955,895	$ (78,782)	$ --	$ --	$ 4,955,895	$ (78,782)
Mortgage-backed	2,272,121	(9,443)	--	--	2,272,121	(9,443)
State and municipal	2,485,237	(32,639)	--	--	2,485,237	(32,639)
Total temporarily impaired	$ 9,713,253	$(120,864)	$ --	$ --	$ 9,713,253	$(120,864)

Unrealized losses on bonds have not been recognized into income because the issuers bonds are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increased market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.

NOTE 3 - LOANS

Year-end loans were as follows.

	2003	2002
Commercial	$ 10,000,448	$ 8,261,356
Installment	23,147,507	23,107,796
Real estate	41,754,926	28,587,569
Credit card	777,901	791,877
Other	32,586	50,295
	75,713,368	60,798,893
Net deferred loan costs	488,569	539,292
Allowance for loan losses	(844,174)	(793,318)
	$ 75,357,763	$ 60,544,867

(Continued)

NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses was as follows.

	2003	2002
Beginning balance	$ 793,318	$ 713,988
Loans charged-off	(470,679)	(437,764)
Recoveries of previous charge-offs	109,535	82,094
Provision for loan losses	412,000	435,000
Ending balance	$ 844,174	$ 793,318

Impaired loans were as follows.

	2003	2002
Year-end balance of impaired loans with allocated allowance	$ --	624,886
Amount of allowance allocated at year-end	--	31,244
Average balance of impaired loans	312,650	332,222
Interest income recognized during impairment	38,455	23,555
Cash-basis interest income recognized	38,455	--

Nonperforming loans were as follows.

	2003	2002
Loans past due over 90 days still on accrual	$ 248,580	$ 706,505
Loans on nonaccrual	483,314	227,801

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

	2003	2002
Land	$ 115,875	$ 115,875
Building and improvements	1,318,304	1,041,208
Furniture, fixtures and equipment	1,184,832	1,431,528
Leasehold improvements	59,295	59,295
Total cost	2,678,306	2,647,906
Less accumulated depreciation	(957,744)	(1,289,074)
	$ 1,720,562	$ 1,358,832

The Bank's branch facility is leased under an operating lease. The lease term is for twenty years and expires in December of 2016. In December of the fifth (2001), tenth (2006) and fifteenth (2011) years of the lease, the rent shall be adjusted by 50% of the cumulative increase in the Consumer Price Index over the previous five years with a minimum of 5% increase and a maximum of 10% increase for any one five-year period. Total rental expense was $41,073 in 2003 and in 2002. Minimum rental commitments under this noncancelable operating lease will remain at $41,073 annually through 2006, will be $43,127 for 2007 and 2008, and will total $355,793 thereafter.

(Continued)

NOTE 5 - DEPOSITS

Year-end interest-bearing deposits were as follows.

	2003	2002
Demand and money market	$ 23,468,514	$ 24,904,333
Savings	15,223,147	14,035,033
Time:		
In denominations under $100,000	27,820,914	26,446,520
In denominations of $100,000 or more	12,073,842	12,690,257
Total interest-bearing deposits	$ 78,586,417	$ 78,076,143

Scheduled maturities of time deposits were as follows.

	2003	2002
1 year or less	$ 15,700,622	$ 17,922,476
1 through 2 years	9,830,483	6,384,877
2 through 3 years	2,252,224	6,952,169
3 through 4 years	6,503,940	1,168,665
4 through 5 years	5,563,894	6,308,675
Greater than 5 years	43,593	399,915
	$ 39,894,756	$ 39,136,777

Occasionally, in order to meet liquidity or asset/liability needs, the Bank will accept time deposits from out-of-market investors. These time deposits totaled $3,053,000 and $1,981,000 at year-end 2003 and 2002.

NOTE 6 - BORROWINGS

Federal funds purchased, borrowings from the Federal Home Loan Bank of Cincinnati and a line of credit with a large national bank are financing arrangements used by the Corporation. Information concerning borrowings was as follows.

	2003	2002
Maximum month-end balance during the year	$ 12,268,000	$ 9,029,000
Average balance during the year	9,231,000	6,219,000
Average interest rate during the year	3.82%	3.97%
Average interest rate at year-end	3.49%	3.96%

(Continued)

NOTE 6 - BORROWINGS (Continued)

Federal Home Loan Bank ("FHLB") borrowings at year-end 2003 and 2002 were as follows.

	2003	2002
Convertible FHLB advance, 4.60%, due January 24, 2011	$ 1,000,000	$ 1,000,000
Mortgage-matched FHLB advance, 5.91%, maturity July 1, 2011	183,503	309,709
5 year constant monthly payment FHLB advance, 4.43%, maturity May 1, 2007	690,909	879,090
2.25 year fixed rate FHLB advance, 4.09% due July 23, 2004	1,000,000	1,000,000
5 year constant monthly payment FHLB advance, 4.33%, maturity May 1, 2007	345,185	439,409
4 year fixed rate FHLB advance, 4.90% due April 28, 2006	500,000	500,000
3 year fixed rate FHLB advance, 3.59% due July 22, 2005	1,500,000	1,500,000
3.5 year fixed rate FHLB advance, 3.99% due January 30, 2006	1,500,000	1,500,000
2 year fixed rate FHLB advance, 2.64% due August 13, 2004	500,000	500,000
2.25 year fixed rate FHLB advance, 2.89% due November 19, 2004	800,000	800,000
3.5 year fixed rate FHLB advance, 3.11% due April 3, 2006	500,000	500,000
1.5 year fixed rate FHLB advance, 1.90% due April 7, 2005	1,000,000	--
2 year fixed rate FHLB advance, 2.22% due October 7, 2005	1,000,000	--
1.5 year fixed rate FHLB advance, 2.05% due June 23, 2005	500,000	--
	$ 11,019,597	$ 8,928,208

The interest rate on the convertible advance is convertible to a variable rate at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty. The mortgage-matched advance requires monthly principal and interest payments.

Maturities of FHLB borrowings for the next five years and thereafter were:

Year ended December 31,	
2004	$ 2,615,114
2005	4,329,570
2006	2,844,693
2007	134,479
2008	25,370
Thereafter	1,070,371
	$ 11,019,597

The advances were collateralized by $14,876,000 and $12,053,000 of first lien mortgage loans under a blanket lien arrangement as well as the Bank's FHLB stock at year-end 2003 and 2002. As of December 31, 2003, the Bank has approximately $2,386,000 still available for future advances based upon eligible mortgage loans.

(Continued)

NOTE 7 - EMPLOYEE BENEFITS

The Corporation provides a profit sharing plan that covers substantially all employees. Eligible employees may contribute any percentage of their pre-tax compensation subject to maximum statutory limitations. The Corporation matches 100% of all employee contributions up to 4% of the participant's base compensation. In addition, the Corporation may make an additional discretionary contribution allocated to all eligible participants based on compensation. Expense was $35,897 and $20,300 for the years ended December 31, 2003 and 2002 related to the profit sharing plan.

The Corporation also provides a supplemental retirement plan for current and past officers. Benefits under the plan are based on the performance of life insurance contracts purchased by the Corporation. Upon retirement, participants receive 15 equal annual installments representing the cumulative increase in the cash surrender value of the related life insurance policy in excess of an opportunity cost, as defined in the plan, from the inception of the plan until retirement. Participants also receive the annual increase in cash surrender value in excess of the opportunity cost from retirement until death. The officers vest 10% annually and are fully vested. Expense related to this plan was $217,750 and $48,844 in 2003 and 2002 resulting in a liability of $365,222 and $147,472 at year-end 2003 and 2002. The cash surrender value of the life insurance was $1,460,994 and $1,376,375 at year-end 2003 and 2002 and was included in other assets.

NOTE 8 - INCOME TAXES

Income tax expense was as follows.

	2003	2002
Current	$ 365,472	$ 505,320
Deferred	(99,136)	(90,992)
	$ 266,336	$ 414,328

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following.

	2003	2002
Federal statutory rate times pretax income at 34%	$ 381,780	$ 494,425
Effect of:		
Tax exempt interest	(98,644)	(78,501)
Other, net	(16,800)	(1,596)
Total	$ 266,336	$ 414,328
Effective tax rate %	23.7%	28.5%

(Continued)

NOTE 8 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities relate to the following items.

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 162,348	$ 171,409
Deferred compensation	124,175	50,140
Deferred loan fees	16,350	2,993
Total deferred tax assets	302,873	224,542
Deferred tax liabilities		
Depreciation	(125,065)	(82,162)
Accrual to cash conversion	(153,972)	(230,958)
FHLB stock dividend	(43,588)	(37,264)
Unrealized gain on securities available for sale	(109,668)	(142,371)
Other	(17,278)	(10,324)
Total deferred tax liabilities	(449,571)	(503,079)
Net deferred tax liability	$ (146,698)	$ (278,537)

NOTE 9 - RELATED PARTIES

Loans to principal officers, directors, and their affiliates in 2003 were as follows.

Beginning balance	$ 982,057
New loans	852,366
Repayments	(614,570)
Ending balance	$ 1,219,853

Deposits from principal officers, directors, and their affiliates at year-end 2003 and 2002 were $7,066,000 and $3,889,000.

NOTE 10 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(Continued)

NOTE 10 - OFF-BALANCE-SHEET ACTIVITIES (Continued)

Commitments to extend credit, primarily in the form of undisbursed portions of approved lines of credit, are principally variable rate commitments. The interest rates on these commitments ranged from 3.00% to 12.00% at year-end 2003 and 3.50% to 12.00% at year-end 2002. Outstanding commitments for credit cards had interest rates ranging from 10.00% to 15.90% at year-end 2003 and 10.25% to 17.90% at year-end 2002.

Year-end contractual amounts of financial instruments with off-balance-sheet risk were as follows.

	2003	2002
Commitments to extend credit	$ 5,385,000	$ 4,553,000
Credit card arrangements	1,708,000	2,503,000
Overdraft protection	842,000	832,000

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments at year-end were as follows.

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 3,795,290	$ 3,795,290	$ 7,432,606	$ 7,432,606
Interest-earning deposits	486,447	500,802	866,270	877,699
Securities available for sale	27,019,911	27,019,911	26,671,576	26,671,576
Securities held to maturity	--	--	5,792,660	6,016,890
Loans, net	75,357,763	77,149,137	60,544,867	61,566,878
Accrued interest receivable	523,737	523,737	607,688	607,688
Financial liabilities				
Demand and savings deposits	(47,112,296)	(47,112,296)	(45,752,698)	(45,752,698)
Time deposits	(39,894,756)	(41,043,773)	(39,136,777)	(39,898,641)
Federal funds purchased	(1,248,000)	(1,248,000)	--	--
Other borrowings	(11,019,597)	(11,205,378)	(8,928,208)	(9,287,139)
Accrued interest payable	(121,517)	(121,517)	(123,714)	(123,714)

The estimated fair value approximates the carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of other borrowings is based upon current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and is considered nominal.

(Continued)

NOTE 12 - CAPITAL REQUIREMENTS, RESTRICTIONS ON RETAINED EARNINGS AND REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At year-end 2003 and 2002, the Bank was categorized as well capitalized. No conditions or events have occurred subsequent to the latest notification by regulators that management believes would have changed the Bank's category. Actual capital levels for the Bank and minimum required were as follows.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
2003						
Total capital (to risk weighted assets)	$ 9,308	11.8%	$ 6,288	8.0%	$ 7,859	10.0%
Tier 1 capital (to risk weighted assets)	8,464	10.8	3,144	4.0	4,716	6.0
Tier 1 capital (to average assets)	8,464	7.6	4,451	4.0	5,563	5.0
2002						
Total capital (to risk weighted assets)	$ 8,359	12.7%	$ 5,271	8.0%	$ 6,589	10.0%
Tier 1 capital (to risk weighted assets)	7,566	11.5	2,636	4.0	3,954	6.0
Tier 1 capital (to average assets)	7,566	7.3	4,134	4.0	5,167	5.0

OSB's primary source of funds to pay dividends with is from cash balances at OSB and dividends received from the Bank. The payment of dividends by the Bank to OSB is subject to restrictions by its regulatory agency. These restrictions generally limit dividends to current and prior two years retained earnings as defined by the regulations. In addition, dividends may not reduce capital levels below the minimum regulatory requirements. Under the most restrictive dividend limitations described, approximately $1,449,000 is available to pay dividends to OSB.

(Continued)

NOTE 13 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows.

	2003	2002
Unrealized holding gains (losses) on available-for-sale securities	$ (59,647)	$ 427,877
Cumulative effect adjustment for securities transferred from held-to-maturity to available-for-sale	79,475	--
Reclassification adjustments for gains later recognized in income	(116,012)	(75,615)
Net unrealized gains and losses	(96,184)	352,262
Tax effect	32,702	(119,768)
Other comprehensive income (loss)	$ (63,482)	$ 232,494

NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

Condensed parent company only financial statements for OSB follows.

CONDENSED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 2,106,538	$ 2,321,961
Investment in bank subsidiary	8,677,436	7,842,513
Other assets	76,176	54,612
Total assets	$ 10,860,150	$ 10,219,086
Liabilities and shareholders' equity		
Shareholders' equity	$ 10,860,150	$ 10,219,086

(Continued)

NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years ended December 31, 2003 and 2002

	2003	2002
Interest expense	$ --	$ 13,671
Professional fees	11,913	7,655
Fees paid to The Marion Bank	44,400	46,740
Other expenses	7,110	4,647
Total expenses	63,423	72,713
Income (loss) before income tax and undistributed subsidiary income	(63,423)	(72,713)
Income tax benefit	21,564	24,722
Equity in undistributed subsidiary income	898,405	1,087,856
Net income	856,546	1,039,865
Other comprehensive income	(63,482)	232,494
Total comprehensive income	$ 793,064	$ 1,272,359

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income	$ 856,546	$ 1,039,865
Adjustments:		
Equity in undistributed subsidiary income	(898,405)	(1,087,856)
Change in other assets	(21,564)	(24,722)
Net cash from operating activities	(63,423)	(72,713)
Cash flows from financing activities		
Proceeds from sale of stock, net of offering costs	--	2,832,518
Net changes in short-term borrowings	--	(500,000)
Dividends paid	(152,000)	(100,800)
Net cash from financing activities	(152,000)	2,231,718
Net change in cash and cash equivalents	(215,423)	2,159,005
Beginning cash and cash equivalents	2,321,961	162,956
Ending cash and cash equivalents	$ 2,106,538	$ 2,321,961

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the following pages, management presents an analysis of Ohio State Bancshares, Inc.'s financial condition and results of operations as of and for the year ended December 31, 2003 as compared to the prior year. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected. The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on the liquidity, capital resources or operations except as discussed herein.

CRITICAL ACCOUNTING ESTIMATES

Allowance for loan losses: The allowance for loan losses is a valuation allowance, determined by management, which represents probable incurred credit losses in the loan portfolio. A detailed description on how the Corporation accounts for this valuation allowance and related data is provided in Note 1 and Note 3 of the consolidated financial statements and further in this discussion under the heading *Allowance and Provision for Loan Losses.* Unexpected fluctuations in local unemployment rates and the amount of past due loans can have a significant impact on this accounting estimate.

Deferred Compensation: The Corporation provides a supplemental retirement plan for the current CEO and two former officers. The officers post retirement benefits will come from actual current and future earnings from bank owned life insurance policies. The Corporation expenses the present value of the estimated future benefits and establishes a deferred compensation liability. At year-end 2003, this accrual had a balance of $365,000 and is combined with other liabilities on the consolidated balance sheet. In order to evaluate this accrual, management must estimate future revenues from the insurance policy, future opportunity costs and a discount rate for the present value calculation. As these estimates change and the CEO approaches retirement, the expenses related to funding the deferred compensation could change significantly. See Note 7, of the consolidated financial statements, for more information on these retirement benefits.

(Continued)

RESULTS OF OPERATIONS

Net income for the Corporation was $857,000 in 2003, or $183,000 less than the $1,040,000 earned in 2002. The primary reasons for the decrease in earnings for 2003 was due to increases in noninterest expense of $435,000, partially offset by increases in net interest income of $22,000, noninterest income of $59,000, and decreases in provision for loan losses of $23,000 and income taxes of $148,000. Noninterest income increased as the result of a higher realization of customer service fees and gains from the sale or calls of securities. Noninterest expense grew as a result of operational expansion, higher personnel costs, and costs related to the collection of loans. A detailed discussion of the components of net interest income, provision for loan losses, and noninterest income and expenses is provided in the following sections.

NET INTEREST INCOME

Net interest income is the amount of interest earned on loans, securities, and other investments that exceeds the interest cost of deposits and other borrowings. Net interest income is affected by the volume and composition of earning assets and interest-bearing liabilities, as well as indirectly affected by noninterest-bearing liabilities and shareholders' equity totals. Additionally, the market level of interest rates and the resultant competitive rate decisions made by management can impact net interest income. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are, in turn, affected by general economic conditions and other factors beyond the Corporation's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Board of Governors of the Federal Reserve System.

Net interest income increased $22,000 from 2002 to 2003. The increase was the result of higher average balances of interest-earning assets mostly offset by a lower net interest margin. The net interest margin, which is net interest income divided by average earning assets, decreased 47 basis points from 4.56% for 2002 to 4.09% for 2003. A dramatic decline in the interest rate environment in 2002 caused interest bearing liabilities to reprice faster than the corresponding interest-earning assets and a larger than normal net interest margin was experienced in 2002. A more stable interest rate environment in 2003 caused this margin to contract slightly. Also contributing to a lower net interest margin was a change in the duration of interest bearing liabilities. At year-end 2002, 54.2% of the Bank's time deposits had maturities over 1 year compared to 60.6% at year-end 2003. The longer term funding carries higher interest expenses and contributed to a lower net interest margin in 2003 but was done for asset/liability management purposes to lessen the negative effect if interest rates would rapidly rise.

Total interest income decreased $167,000, or 2.63%, and was the result of a 95 basis point decrease in average yield, partially offset by a 12.74% increase in interest-earning assets. The decrease in average yield was effected by a low interest rate environment and a change in the makeup of the loan portfolio. Residential and commercial real estate loans made up 47.0% of the loan portfolio at year-end 2002 compared to 55.1% at year-end 2003 and grew $13,167,000, or 46.1% in 2003. Real estate loans historically have lower levels of default and realized charge-offs so correspondingly carry lower interest rates. These loans carry lower interest rates but often have shorter interest rate adjustment periods compared to consumer loans and will aid in asset/liability management.

Total interest expense decreased $189,000, or 8.14%, in 2003. This was the result of a continuing low interest rate environment, where the average yield on interest-bearing liabilities dropped 48 basis points from 2002, partially offset by a 10.25% increase in average interest-bearing liabilities.

The following tables further illustrate the impact on net interest income from changes in average balances and yields of the Corporation's assets and liabilities.

(Continued)

Average Balance Sheets and Analysis of Net Interest Income for the Years Ended December 31,
(in thousands except percentages)

	2003			2002		
	Average Balance	Average Yield or Rate Paid	Interest Earned or Paid	Average Balance	Average Yield or Rate Paid	Interest Earned or Paid
ASSETS:						
Interest-Earning Assets:						
Federal funds sold	$ 2,279	1.07%	$ 25	$ 1,780	1.61%	$ 29
Interest-earning deposits	2,831	1.60	45	1,808	2.39	43
Taxable securities	22,608	3.62	817	21,579	4.97	1,071
Nontaxable securities	7,092	5.96	423	5,121	6.53	335
Loans	67,157	7.43	4,992	60,155	8.26	4,970
Total Interest-Earning Assets	101,967	6.18	6,302	90,443	7.13	6,448
Noninterest-Earning Assets:						
Cash and due from financial institutions	3,004			2,990		
Premises and equipment, net	1,481			1,429		
Accrued interest and other assets	2,159			1,946		
Unrealized gains on securities	252			219		
Less: Allowance for loan losses	(836)			(779)		
Total Noninterest-Earning Assets	6,060			5,805		
TOTAL ASSETS	$ 108,027			$ 96,248		
LIABILITIES AND SHAREHOLDERS' EQUITY:						
Interest-Bearing Liabilities:						
Demand deposits	$ 24,886	0.97	243	$ 23,568	1.63	384
Savings deposits	14,638	0.99	144	14,197	1.45	206
Time deposits	39,867	3.50	1,393	36,400	4.08	1,485
Other borrowings	9,231	3.82	353	6,219	3.97	247
Total Interest-Bearing Liabilities	88,622	2.41	2,133	80,384	2.89	2,322
Noninterest-Bearing Liabilities:						
Demand deposits	8,351			7,541		
Accrued interest payable and other liabilities	537			616		
Total Noninterest-Bearing Liabilities	8,888			8,157		
TOTAL LIABILITIES	97,510			88,541		
TOTAL SHAREHOLDERS' EQUITY	10,517			7,707		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 108,027			$ 96,248		
NET INTEREST INCOME			$ 4,169			$ 4,126
NET INTEREST SPREAD		3.77%			4.24%	
NET YIELD ON INTEREST EARNING ASSETS		4.09%			4.56%	

(Continued)

Yields and amounts earned on loans include loan costs, net of loan fees and late charges of $2,000 for the year ended December 31, 2003, and $29,000 for the year ended December 31, 2002. Nonaccruing loans are included in the daily average loan amounts outstanding. Yields on nontaxable securities have been computed on a fully tax equivalent basis using a 34% tax rate. The average balance for securities represents the amortized cost value of securities. The net yield on interest-earning assets was computed by dividing net interest income by total interest-earning assets without the market value adjustment related to available-for-sale securities.

The following table presents the changes in the Corporation's interest income and interest expense resulting from changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. Changes attributable to both rate and volume, which cannot be segregated, have been allocated in proportion to the changes due to rate and volume.

INTEREST RATES AND INTEREST DIFFERENTIAL

	2003 Compared to 2002 Increase/(Decrease)			2002 Compared to 2001 Increase/(Decrease)		
	(In thousands)					
	Total Change	Change due to Volume	Change due to Rate	Total Change	Change due to Volume	Change due to Rate
Federal funds sold	$ (4)	$ 7	$ (11)	$ (68)	$ (22)	$ (46)
Interest-earning deposits	2	19	(17)	21	30	(9)
Taxable securities	(254)	49	(303)	251	414	(163)
Nontaxable securities (1)	88	120	(32)	78	75	3
Loans (2)	22	547	(525)	(40)	429	(469)
Total interest income	(146)	742	(888)	242	926	(684)
Demand deposits	(141)	20	(161)	(128)	112	(240)
Savings deposits	(62)	6	(68)	(56)	73	(129)
Time deposits	(92)	133	(225)	(588)	11	(599)
Other borrowings	106	115	(9)	170	179	(9)
Total interest expense	(189)	274	(463)	(602)	375	(977)
Net interest income	$ 43	$ 468	$ (425)	$ 844	$ 551	$ 293

(1) Nontaxable income is adjusted to a fully tax equivalent basis using a 34% tax rate.

(2) Nonaccrual loan balances are included for purposes of computing the rate and volume effects although interest on these balances has been excluded.

(Continued)

ALLOWANCE AND PROVISION FOR LOAN LOSSES

The Corporation maintains an allowance for loan losses that management considers adequate to provide for probable incurred credit losses in the loan portfolio. A grading system is utilized for the commercial loan portfolio. The Loan Review Committee of the Board reviews the status of all credit relationships of $200,000 or more and assigns or reassigns grades based on a mathematical grading system. The grades indicate the risk level of the loans to the Corporation and loss allowances are, in part, established from this analysis. Management analyzes loans on an individual basis and classifies a loan as impaired when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet the debt service requirements. Often this is associated with a delay or shortfall in payments of 60 days or more. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans, consumer automobile, home equity and credit card loans with balances less than $100,000. The Corporation evaluates the remaining loan portfolio and establishes loss allowances based on historical loan loss data, which the Corporation has been accumulating since its inception, as well as probable credit losses. At year-end 2003, the allowance had a balance of $844,174, or 1.11% of total loans, compared to $793,318, or 1.29% of total loans, at year-end 2002. The provision for loan losses was $412,000 for the year ended December 31, 2003, compared to $435,000 for the year ended December 31, 2002. Even though the allowance balance increased in 2003, provisions and the allowance as a percentage of total loans decreased due to growth in real estate loans and the resolution of impaired loans that were outstanding at year-end 2002. Real estate loans have lower historical charge-off rates and correspondingly get lower loss reserves.

The following table sets forth the amount of loans that were on nonaccrual status, were past due 90 days or more (in payment of interest or principal), or were impaired.

	Nonaccrual, Past Due and Impaired Loans at December 31,	
	2003	2002
	(In thousands)	
Nonaccrual loans not included in impaired loans	$ 483	$ 228
Loans past due 90 days or more, excluding nonaccrual and impaired loans	249	82
Impaired loans	--	625
Total	$ 732	$ 935

The Corporation's policy for placing loans on nonaccrual status is that the Corporation will not accrue interest income on loans that are contractually past due as to principal or interest by 90 days, unless collection is reasonably assured. Management has put installment loans on nonaccrual if informed of any bankruptcy activity by the borrower. This resulted in many loans being placed on nonaccrual status that were still performing as agreed. This policy is conservative in identifying potential problem loans.

Watchlist loans include the majority of loans 90 days or more delinquent, all commercial loans with an internal loan grade of substandard or less, and all nonaccrual loans. Additionally, loan officers may request a loan be added to the watchlist if they suspect repayment problems may arise and feel the need for frequent reviews. Watchlist loans that were not reported above as nonaccrual, delinquent or impaired had balances at December 31, 2003 of $836,000 and $949,000 at December 31, 2002.

(Continued)

The following table shows activity in the allowance for loan losses and pertinent ratios during the years indicated.

	2003	2002
	(in thousands)	
Allowance for loan losses:		
Balance at beginning of period	$ 793	$ 714
Loans charged-off:		
Commercial	(54)	(110)
Real estate	(17)	--
Credit card	(29)	(8)
Installment	(371)	(320)
Total loans charged-off:	(471)	(438)
Recoveries of loans previously charged-off:		
Commercial	--	2
Real estate	--	--
Credit card	3	3
Installment	107	77
Total loan recoveries	110	82
Net loans charged-off	(361)	(356)
Provision for loan losses	412	435
Balance at end of period	$ 844	$ 793

Ratios:	2003	2002
Net loans charged-off to average loans	0.54%	0.59%
Net loans charged-off to total loans at end of period	0.47	0.58
Allowance for loan losses to average loans	1.26	1.32
Allowance for loan losses to total loans at end of period	1.11	1.29
Net loans charged-off to allowance for loan losses at end of period	42.78	44.81
Net loans charged-off to provision for loan losses	87.66	81.76
Allowance for loan losses to nonperforming loans (1)	115.34	84.91

(1) Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more and still accruing interest, and impaired loans.

The following schedule is a breakdown of the allowance for loan losses allocated by type of loan.

	December 31, 2003		December 31, 2002	
	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
Commercial	$ 63,600	13.21%	$ 45,455	13.59%
Real Estate	44,583	55.15	86,179	47.02
Installment	515,910	30.57	494,160	38.01
Credit Cards	40,216	1.03	42,484	1.30
Other	--	0.04	--	0.08
Unallocated	179,865	N/A	125,040	N/A
Total	$ 844,174	100.00%	$ 793,318	100.00%

(Continued)

NONINTEREST INCOME

Noninterest income increased from $724,000 in 2002 to $783,000 in 2003, a $59,000, or 8.18% increase. Most of this increase came from gains on sales of securities which increased $40,000 in 2003. Since loan growth outpaced funding growth in 2003, it was necessary to take excess liquidity from the investment portfolio. The need to free up this liquidity along with historically low interest rates facilitated these gains from the sales of securities. The increase in the other components of noninterest income was the result of normal growth since no new products or service fees were introduced in 2003.

NONINTEREST EXPENSE

Noninterest expense increased $435,000, or 15.09%, in 2003 as compared to the previous year. Contributing to higher noninterest expenses were increases in salaries and employee benefits of $323,000, or 23.25%, an increase in occupancy and equipment expense of $62,000, or 12.02%, and increase in loan collection costs of $33,000, or 30.63%. The increase in salaries and employee benefits is the result of higher supplemental retirement expense accruals, the addition of two loan officers and two other middle management positions, and increased health care costs. The increase in occupancy and equipment expenses is due to the replacement of the main frame computer system that handles all core processing functions and software and hardware additions relating to a new data imaging system. The increase in loan collection costs is the result of a higher number of personal bankruptcy filings and commercial loan collections, both of which resulted in higher attorney fees. In general, all other increases in noninterest expenses are the direct result of the Bank's asset growth and expanded operations with the exception of professional fees. Professional fees decreased $21,000, or 15.04%, due to the addition of middle management positions that has resulted in less outsourcing of activities and less professional consultation.

FINANCIAL CONDITION

TOTAL ASSETS

Total assets grew from $104,733,000 on December 31, 2002 to $110,862,000 on December 31, 2003, a $6,129,000, or 5.85% increase. Most of the growth came from a $14,813,000, or 24.47% increase in loans. This growth was funded by a net increase in deposits, federal funds purchased and borrowings of $5,457,000, or 5.82%, a decrease in the securities portfolio of $5,444,000, or 16.77%, and a decrease in cash and cash equivalents of $3,638,000, or 48.94%.

LOANS

Total net loans increased 24.47% from $60,545,000 on December 31, 2002 to $75,358,000 on December 31, 2003. Real estate loans increased $13,167,000, or 46.06%, commercial loans increased $1,739,000, or 21.05%, and installment loans increased $40,000, or 0.17%. The increase in real estate loans was the result of a new loan officer who primarily originates commercial real estate loans and the continued success of traditional residential loan products. The increase in commercial loans was the result of an additional new loan officer who works with commercial loans and assists in loan department management. All other fluctuations in loan makeup were normal in nature and are reflective of general market conditions in 2003.

(Continued)

The Corporation's loan portfolio consists primarily of commercial, installment loans (loans to individual consumers for automobile, family and other personal expenses) and real estate loans. These categories accounted for approximately 13%, 31%, and 55% of the Corporation's total loan portfolio on December 31, 2003. The Corporation's present policy regarding diversity in the loan portfolio is based on local economic conditions, competitive forces, supply of funds and indicators in order to optimize income.

With certain exceptions, the Bank is permitted under applicable law to make loans to individual borrowers in aggregate amounts of up to 15% of the Bank's total capital. As of December 31, 2003, the lending limit for the Bank was approximately $1,406,000. The Bank would sell participations in its loans where necessary to stay within legal lending limits.

The following is a schedule of contractual maturities of fixed and variable rate loans, rounded to the nearest thousand, as of December 31, 2003.

(In thousands)

	One Year or Less	One Through Five Years	After Five Years	Total
Real Estate				
Fixed Rate	$ 739	$ 1,777	$ 2,526	$ 5,042
Variable Rate	2,935	3,277	30,501	36,713
Total Real Estate	3,674	5,054	33,027	41,755
Commercial				
Fixed Rate	341	2,745	23	3,109
Variable Rate	2,668	745	3,478	6,891
Total Commercial	3,009	3,490	3,501	10,000
Installment				
Fixed Rate	731	19,610	2,609	22,950
Variable Rate	118	80	--	198
Total Installment	849	19,690	2,609	23,148
Credit Cards				
Fixed Rate	--	--	--	--
Variable Rate	778	--	--	--
Total Credit Card	778	--	--	778
Other				
Fixed Rate	--	--	--	--
Variable Rate	32	--	--	32
Total Other	32	--	--	32
Total All Loans	$ 8,342	$ 28,234	$ 39,137	$ 75,713
Fixed Rate	$ 1,811	$ 24,132	$ 5,158	$ 31,101
Variable	6,531	4,102	33,979	44,612

(Continued)

SECURITIES

In order to maintain appropriate assets to meet the Corporation's liquidity needs, asset/liability management requirements, and as a general source of income, the Corporation purchases debt or fixed income securities. To aid in liquidity and risk management, the Corporation reclassified all securities from held to maturity to available for sale on August 31, 2003. Securities with a carrying value of $8,202,000 and unrealized gains of $79,000 were reclassified to available for sale. Management expects that all securities purchased in the future will be classified as available for sale.

Total securities decreased $5,444,000, or 16.77%. The major categories of securities at year-end 2003 were U.S. Treasury securities, U.S. government and federal agency securities, mortgage-backed securities, state and municipal securities, and corporate debt securities which represented 0.40%, 32.17%, 26.81%, 33.64%, and 5.08% of the total portfolio. The decrease in securities was due to sales and repayments of securities where excess cash was used to fund loan demand.

The following tables summarize the amounts and distribution of the Corporation's securities and the weighted average yields as of December 31, 2003 and 2002.

	2003			2002		
	Amortized Cost	Fair Value	Average Yield	Amortized Cost	Fair Value	Average Yield
AVAILABLE FOR SALE			(Dollars in thousands)			
U.S. Treasury:						
Over 5 years through 10 years	$ 101	$ 108	4.88%	$ 101	$ 109	4.88%
Total U.S. Treasury	101	108	4.88	101	109	4.88
U.S. Government and Federal Agencies:						
Less than one year	254	263	5.60	1,984	2,016	4.28
Over 1 year through 5 years	5,194	5,243	3.85	2,515	2,615	5.65
Over 5 years through 10 years	3,238	3,187	4.94	3,274	3,332	5.60
Over 10 years	--	--		203	202	6.15
Total U.S. Government and Federal Agencies	8,686	8,693	4.31	7,976	8,165	5.30
Corporate Debt Securities:						
Less than one year	809	814	3.29	654	653	2.85
Over 1 year through 5 years	557	558	3.37	799	792	4.36
Total Corporate Securities	1,366	1,372	3.32	1,453	1,445	3.68
State and Municipal						
Less than one year	200	200	1.25	--	--	
Over 1 year through 5 years	899	946	4.27	--	--	
Over 5 years through 10 years	3,137	3,210	3.75	--	--	
Over 10 years	4,600	4,734	4.73	--	--	
Total State and Municipal	8,836	9,090	4.26	--	--	
Mortgage-Backed Securities	7,194	7,243	3.82	16,229	16,459	4.43
Other Securities	514	514	4.36	494	494	3.88
Total Securities Available for Sale	$ 26,697	$ 27,020	4.11%	$ 26,253	$ 26,672	4.64%

(Continued)

	2003 Amortized Cost	2003 Fair Value	2003 Average Yield	2002 Amortized Cost	2002 Fair Value	2002 Average Yield
HELD TO MATURITY						
States and Municipals						
Less than one year	$ --	$ --		$ 250	$ 251	2.40%
Over 1 year through 5 years	--	--		134	145	5.23
Over 5 years through 10 years	--	--		1,717	1,817	4.91
Over 10 years	--	--		3,692	3,804	4.95
Total Held to maturity	$ --	$ --		$ 5,793	$ 6,017	4.83%

The weighted average interest rates are based on coupon rates for securities purchased at par value and on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount. The weighted average yield on tax-exempt obligations has not been determined on a tax equivalent basis. Other securities consist of Federal Home Loan Bank and Great Lakes Bankers' Bank stock that bear no stated maturities. Available for sale yields are based on amortized cost balances.

FUNDING

Deposits are the Corporation's primary source of funds. The Corporation can obtain additional funds when needed through the overnight purchase of federal funds, obtaining advances from the Federal Home Loan Bank, or through a $1,500,000 open-end line of credit with a large national bank. At times, when the Corporation has more funds than it needs for adequate liquidity, it increases investment in securities, sells federal funds to other financial institutions or places funds in short-term certificates of deposit with other financial institutions. The distribution of the Corporation's deposits and borrowings in terms of maturity and applicable interest rates is a primary determinant of the Corporation's cost of funds. Most accounts are not subject to interest rate limitations and, therefore, tend to reflect current market rates of interest available to depositors at a given time. At December 31, 2003, the aggregate amount of interest-bearing deposits and interest bearing borrowings was 91.52% of the total source of funds. The Corporation does not have any foreign deposits, nor does it have any material concentration of deposits.

Total deposits increased $2,118,000, a 2.49% increase. Deposit growth is less than experienced in previous years and is the result of general market conditions. According to the Summary of Deposits data, as published by the FDIC, the Marion county deposit base is only growing at 1.51% annual rate as of June 30, 2003. All fluctuations in the makeup of total deposits from 2002 to 2003 were relatively small in nature and due to customer needs. For further information on deposit types and maturities of time deposits see Note 5 of the 2003 consolidated financial statements.

Other borrowings increased $3,340,000 from year-end 2002 to 2003. At year-end 2003, federal funds purchased made up 10% and Federal Home Loan Bank borrowings made up 90% of total other borrowings. The additions to other borrowed money in 2003 were used to lengthen duration of total funding and to help fund the higher than normal loan growth. For more information to these borrowings see Note 6 of the 2003 consolidated financial statements.

ASSET/LIABILITY MANAGEMENT

Asset/liability management includes gap measurement that determines, over various time periods, interest-earning assets and interest-bearing liabilities which are due to reprice at current market rates. A financial institution will have a negative interest rate sensitivity gap for a given period of time if the amount of its interest-bearing liabilities

(Continued)

maturing or repricing within that period is greater than the total of the interest-earning assets maturing or repricing within the same period. When interest rates increase, financial institutions with a negative interest rate sensitivity gap will be more likely to experience increases in the cost of their liabilities faster than the corresponding yields generated by their earning assets. Following the same concept, as interest rates decrease, the cost of funds of financial institutions with a negative interest-rate sensitivity gap usually will decrease more rapidly than the yields on the earning assets. As a general rule, the same changes in interest rates will usually have the opposite effect on financial institutions structured with a positive interest-rate sensitivity gap.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003, which are scheduled to reprice or mature in each of the indicated time periods. Except as noted, the amount of assets and liabilities that reprice or mature during a particular period were calculated in relation to the actual contractual terms of the asset or liability. Because of this limitation, certain assets and liabilities depicted as maturing or repricing within a specific period may in fact mature or reprice at other times and at different volumes.

Interest Rate Sensitivity Gap as of December 31, 2003 (in thousands)

	0-3 Months	3-12 Months	One Through Five Years	Over Five Years	Total
Assets					
Loans (1)	$ 10,105	$ 8,939	$ 44,607	$ 12,062	$ 75,713
Securities (2)	1,353	3,002	11,272	11,393	27,020
Interest-earning deposits	705	486	--	--	1,191
Federal funds sold	--	--	--	--	--
Rate sensitive assets (RSA)	12,163	12,427	55,879	23,455	103,924
Liabilities					
Interest-bearing demand	23,469	--	--	--	23,469
Savings	15,223	--	--	--	15,223
Time deposits	4,748	10,953	24,150	44	39,895
Federal funds purchased	1,248	--	--	--	1,248
Other borrowings	77	2,538	7,335	1,070	11,020
Rate sensitive liabilities (RSL)	44,765	13,491	31,485	1,114	90,855
Period gap (3)	$ (32,602)	$ (1,064)	$ 24,394	$ 22,341	$ 13,069
Cumulative gap	$ (32,602)	$ (33,666)	$ (9,272)	$ 13,069	
Percentage of RSA	(31.37)%	(32.39)%	(8.92)%	12.58%	

(1) Loans are assumed to adjust based on their contractual terms, with no assumptions as to prepayments. Loans are presented gross and do not include net deferred loan costs and the allowance for loan losses.
(2) Securities are assumed to adjust based on their expected life. Maturities may be shortened due to early calls or faster prepayment speeds based on interest rates that existed at year-end. Securities also include Federal Home Loan Bank stock and Great Lakes Bankers' Bank stock that have no stated maturities and have been included in the over five years category.
(3) Gap is defined as rate sensitive assets less rate sensitive liabilities and may be expressed in dollars or as a percentage.

(Continued)

Another tool used for asset/liability management is interest rate shock simulation. These simulations attempt to measure the effect on the Corporation's net interest income that a parallel change in interest rates could have. The simulation is dependent on a significant amount of data related to the Corporation's interest-earning assets and interest-bearing liabilities portfolios and numerous assumptions. Since the assumptions used in this simulation are based on market projections and are continuously revised and updated, the results should not be relied upon as being indicative of actual results. Instead, the results are compared over a period of time and represent a general level of exposure of the Corporation to interest rate fluctuations. Below are the summary results of the potential change in net interest income as the result of a parallel change in interest rates up and down 100 and 200 basis points. Board approved asset/liability guidelines set a maximum percentage change of 5% and 10% for a 100 basis point and a 200 basis point shift in rates.

	Year-end 2003 Projections	Year-end 2003 % Change	Year-end 2002 Projections	Year-end 2002 % Change
1-year Net Interest Income				
+200 Basis points	$ 4,231,000	(6.0)%	$ 3,890,000	(7.0)%
+100 Basis points	4,366,000	(3.0)%	4,095,000	(2.1)%
Base case	4,501,000	0.0%	4,181,000	0.0%
-100 Basis points	4,604,000	2.3%	4,225,000	1.0%
-200 Basis points	4,603,000	2.3%	4,344,000	3.9%

CAPITAL RESOURCES

Shareholders' equity totaled $10,219,000 on December 31, 2002 compared to $10,860,000 on December 31, 2003. At December 31, 2002 and December 31, 2003, the ratio of shareholders' equity to assets was 9.76% and 9.80%.

Under "Prompt Corrective Action" regulations that impact the Bank, the FDIC has defined five categories of capitalization (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically under capitalized). The Bank meets the "well capitalized" definition which requires a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6%, and a leverage ratio of at least 5%. For further discussion of capital ratios, capital resources, and events that could affect the Company's ability to pay dividends, see Note 12 of the 2003 consolidated financial statements.

LIQUIDITY

Liquidity management focuses on the Corporation's ability to have funds available to meet the loan and depository transaction needs of its customers and the Corporation's other financial commitments. Cash and cash equivalent assets totaled $7,433,000 at year-end 2002 and $3,795,000 at year-end 2003. These assets provide the primary source of funds for loan demand and deposit balance fluctuations. Additional sources of liquidity are securities classified as available for sale, access to Federal Home Loan Bank advances, agreements with correspondent banks for buying and selling Federal Funds, and accepting time deposits from out-of-market investors. The fair value of securities classified as available for sale was $26,672,000 and $27,020,000 as of December 31, 2002 and December 31, 2003. The Corporation has approximately $2,386,000 and $1,500,000 available as a line of credit with the Federal Home Loan Bank and Huntington National Bank at year-end 2003.

An additional measure of liquidity is the amount of loans carried in relation to total deposits. Lower ratios can indicate greater liquidity. Management's goal is to maintain a loan to deposit ratio below 90%, but great enough to maximize the earnings potential of the Corporation while maintaining adequate liquidity levels. The net loan to deposit ratio on December 31, 2003 was 86.61%, up from 71.32% on December 31, 2002. For a detailed analysis of Corporation's sources and uses of cash, refer to the 2003 Consolidated Statements of Cash Flows.

(Continued)

IMPACT OF INFLATION

The Corporation's balance sheet is typical of financial institutions and reflects a net positive monetary position whereby monetary assets exceed monetary liabilities. Monetary assets and liabilities are those which can be converted to a fixed number of dollars and include cash assets, securities, loans, money market instruments, deposits and borrowed funds.

During periods of inflation, a net positive monetary position may result in an overall decline in purchasing power of an entity. No clear evidence exists of a relationship between the purchasing power of an entity's net positive monetary position and its future earnings. Moreover, the Corporation's ability to preserve the purchasing power of its net positive monetary position will be partly influenced by the effectiveness of its asset/liability management program. Management does not believe that the effect of inflation on its nonmonetary assets (primarily bank premises and equipment) is material as such assets are not held for resale and significant disposals are not anticipated.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common stock of the Corporation trades infrequently and is not traded on any established securities market. Parties interested in buying or selling the Corporation's stock are generally referred to Community Banc Investments, New Concord, Ohio (CBI) 1-800-224-1013.

For 2003 and 2002, bid and ask quotations were obtained from CBI, which handles a limited amount of the Corporation's stock transactions. The quotations are inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

2003	Low Bid	High Bid	Low Ask	High Ask
1st Qtr.	$ 69.00	$ 69.00	$ 72.00	$ 72.00
2nd Qtr.	69.00	72.00	72.00	75.00
3rd Qtr.	72.00	72.00	75.00	75.00
4th Qtr.	72.00	77.00	75.00	80.00
2002				
1st Qtr.	$ 62.00	$ 62.00	$ 64.00	$ 64.00
2nd Qtr.	62.00	64.00	64.00	64.00
3rd Qtr.	64.00	66.00	67.00	69.00
4th Qtr.	66.00	69.00	69.00	72.00

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 500,000 authorized and 190,000 outstanding shares of common stock held by approximately 532 shareholders as of December 31, 2003. The Corporation paid cash dividends of $0.40 and $0.30 per share in June and December of 2003 and 2002, resulting in a total amount of $0.80 and $0.60 per share in 2003 and 2002.

BOARD OF DIRECTORS (1)

Fred K. White - Chairman	Retired, Division Manager, Ohio Edison Real Estate Sales, HER Kinney Properties Marion, Ohio
Gary E. Pendleton	President and CEO, The Marion Bank Marion, Ohio
Samuel J. Birnbaum	Retired director of Real Estate, Lodgekeeper, Inc. Prospect, Ohio
Lois J. Fisher	Real Estate Developer Marion, Ohio
Theodore L. Graham	Managing Partner, Graham Investment Co. Marion, Ohio
Lloyd L. Johnston	Chairman of the Board, Johnston Supply Company Marion, Ohio
F. Winton Lackey	Single Source Packaging, Vice Chairman Marion, Ohio
Thurman R. Mathews	Owner, Mathews-Kennedy Ford/ Lincoln Mercury Marion, Ohio
Peter B. Miller	Owner, Pete Miller, Inc. Marion, Ohio
John D. Owens	Retired Owner, Owens Electric Marion, Ohio

(1) All are Directors of Ohio State Bancshares, Inc. and The Marion Bank

OHIO STATE BANCSHARES, INC.

EXECUTIVE OFFICERS

Fred K. White, Chairman of the Board
Gary E. Pendleton, President and Treasurer
Cynthia L. Sparling, Secretary
Todd M. Wanner, Chief Financial Officer

THE MARION BANK

EXECUTIVE OFFICERS

Gary E. Pendleton, President and Chief Executive Officer
Steven M. Strine, Senior Vice President and Chief Lending Officer
Cynthia L. Sparling, Senior Vice President and Chief Operations Officer
Todd M. Wanner, Senior Vice President and Chief Financial Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Marion Bank
111 South Main Street
Marion, Ohio 43302
(740) 387-2265

ANNUAL MEETING

The annual shareholders' meeting will be held April 15, 2004, at 5 p.m. in the main office of The Marion Bank, 111 South Main Street, Marion, Ohio.

FORM 10-KSB

A copy of Ohio State Bancshares, Inc.'s 2003 annual report on Form 10-KSB filed with the Securities and Exchange Commission is available upon written request to shareholders without charge. To obtain a copy, direct your written request to Todd M. Wanner, 111 South Main Street, Marion, Ohio 43302.

Member F.D.I.C.

111 South Main Street 220 Richland Road
Marion, Ohio 43302
387-BANK or 387-2265

HOMETOWN VALUES YOU CAN BANK ON.